Exhibit 99.1

FCA Announces Senior Leadership Changes

Fiat Chrysler Automobiles N.V. (NYSE: FCAU/MTA: FCA) announces the following leadership changes with immediate effect.

Daphne Zheng is named as the Chief Operating Officer (COO) of China. Zheng, who has been with FCA for more than eight years, most recently served as the Managing Director of the Sales Joint Venture in China with Guangzhou Automotive Group (GAC), and has previously held senior positions in Sales and Marketing with FCA in China.

Paul Alcala is named Chief Operating Officer of the Asia Pacific regions, excluding China. Alcala, a 29-year veteran of FCA, most recently served as the head of China Developments for the Manufacturing and Sales Joint Ventures in China with GAC. Alcala previously held a number of operational leadership roles in Europe, Latin America, and the U.S.

Both Zheng and Alcala will join the Group Executive Council (GEC) of FCA which is chaired by the Chief Executive and is the highest management body in FCA.

Mike Manley who has led the Asia Pacific region until now, will continue serving on the GEC and as the Head of Jeep and Ram brands globally.

"Mike has established a strong foundation for growth in the last five years, and these leadership appointments in the APAC region will ensure he can now focus his efforts on our growth plans for both the Jeep and Ram brands, in the USA but more importantly in international markets. Mike will drive our unprecedented product cadence that begins with the production of the all-new Jeep Compass this month, the launch of the all-new Wrangler at the end of this year, and extends to our recently announced plans for an all new Ram Light Duty Truck, Jeep pick up truck and Wagoneer/Grand Wagoneer," added Sergio Marchionne, Chief Executive Officer of FCA. "The achievement of the 2018 plan depends in large part to the establishment of Jeep as the undisputed global leader in the SUV space, and Mike has been tasked with that objective. He and I will be working together to ensure that our operating regions respond efficiently to this challenge."

In further announcements, Davide Mele is appointed Deputy COO Latin America, reporting to Stefan Ketter who is the COO of Latin America and FCA’s Chief Manufacturing Officer. Mele most recently served as the Head of FCA Group Controlling, and previously held the position of Chief Financial Officer Latin America.

London, 11 January 2017

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